PRESS RELEASE

For Investors: Norah Morgan Director, Investor Relations InvestorRelations@aercap.com; +353 1 810 2010	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Reports Record Financial Results
for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program
•Net income for the first quarter of 2026 of $818 million, or $4.96 per share.
•Record adjusted net income for the first quarter of 2026 of $889 million, or $5.39 per share.
•Raising full-year 2026 adjusted earnings per share guidance to approximately $14.50, not including any additional gains on sale for the remainder of the year.
•New $1.0 billion share repurchase program announced.
DUBLIN – April 29, 2026 – AerCap Holdings N.V. (NYSE: AER), the industry leader across all areas of aviation leasing, today reported record financial results for the first quarter of 2026.
“We are pleased to report another record quarter for AerCap, delivering GAAP net income of $818 million and adjusted net income of $889 million, or $5.39 per share. Despite recent geopolitical developments, demand for aviation assets remains robust, supported by sustained consumer demand for air travel and ongoing supply constraints. During the quarter, we closed 286 transactions and achieved an 87% lease extension rate. Reflecting this strong performance, we have increased our 2026 adjusted EPS guidance to $14.50 and announced a new $1.0 billion share repurchase program,” said Aengus Kelly, Chief Executive Officer of AerCap.
Highlights:
•Return on equity of 18% and adjusted return on equity of 19% for the first quarter of 2026.
•$1.5 billion of sales in the first quarter with $291 million of gains on sale, representing an unlevered gain-on-sale margin of 24%, or 1.9x book value on an equity basis.
•Repurchased 5.4 million shares for a total of $745 million during the first quarter of 2026.
•Added 110 new Airbus A320neo Family aircraft to order book during the first quarter of 2026, including the exercise of 45 options, with deliveries starting in 2028.
•Signed lease agreements with CFM International for 48 LEAP-1A engines through AerCap’s Shannon Engine Support joint venture.
•Book value per share of $116.67 as of March 31, 2026, an increase of approximately 20% from March 31, 2025.
•Cash flow from operating activities of $1.4 billion for the first quarter of 2026.
•Adjusted debt/equity ratio of 2.1 to 1 as of March 31, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Revenue and Net Spread

	Three Months Ended March 31,
	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,682	$1,649	2%
Maintenance rents and other receipts	190	146	30%
Total lease revenue	1,872	1,796	4%
Net gain on sale of assets	291	177	64%
Other income	79	105	(25%)
Total Revenues and other income	$2,242	$2,077	8%

Basic lease rents were $1,682 million for the first quarter of 2026, compared with $1,649 million for the same period in 2025. Basic lease rents for the first quarter of 2026 were negatively impacted by $26 million of lease premium amortization.

Maintenance rents and other receipts were $190 million for the first quarter of 2026, compared with $146 million for the same period in 2025. Maintenance rents for the first quarter of 2026 were negatively impacted by $37 million as a result of maintenance rights assets that were amortized to revenue.

Net gain on sale of assets for the first quarter of 2026 was $291 million, relating to 41 owned assets sold for $1.5 billion, compared with $177 million for the same period in 2025, relating to 35 owned assets sold for $683 million.

Other income for the first quarter of 2026 was $79 million, compared with $105 million for the same period in 2025.

	Three Months Ended March 31,
	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)

Basic lease rents	$1,682	$1,649	2%
Adjusted for:
Amortization of lease premium/deficiency	26	27	(5%)
Basic lease rents excluding amortization of lease premium/deficiency	$1,708	$1,676	2%

Interest expense	467	503	(7%)
Adjusted for:
Mark-to-market of interest rate derivatives	3	(5)	NA
Interest expense excluding mark-to-market of interest rate derivatives	470	498	(6%)
Adjusted net interest margin (*)	$1,238	$1,178	5%
Depreciation and amortization	(639)	(660)	(3%)
Adjusted net interest margin, less depreciation and amortization	$599	$518	16%

Average lease assets (*)	$61,528	$62,053	(1%)

Annualized net spread (*)	8.0%	7.6%
Annualized net spread less depreciation and amortization (*)	3.9%	3.3%

(*) Refer to "Notes Regarding Financial Information Presented in This Press Release" for details relating to these non-GAAP measures and metrics

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Interest expense excluding mark-to-market of interest rate derivatives was $470 million for the first quarter of 2026, compared with $498 million for the same period in 2025. AerCap’s average cost of debt was 4.1% for the first quarter of 2026 and 4.1% for the same period in 2025, in each case excluding debt issuance costs, upfront fees and other impacts.
Selling, General and Administrative Expenses

	Three Months Ended March 31,
	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)

Selling, general and administrative expenses (excluding share-based compensation expenses)	$95	$86	10%
Share-based compensation expenses	32	27	16%
Selling, general and administrative expenses	$126	$113	12%
Selling, general and administrative expenses were $126 million for the first quarter of 2026, compared with $113 million for the same period in 2025.
Other Expenses
Leasing expenses were $110 million for the first quarter of 2026, compared with $81 million for the same period in 2025. Leasing expenses for the first quarter of 2026 were negatively impacted by $21 million of maintenance rights amortization.
Effective Tax Rate
AerCap’s effective tax rate for the first quarter of 2026 was 15.5%, the same as the first quarter of 2025. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, and certain other discrete items.
Book Value Per Share

	March 31, 2026	March 31, 2025
	(U.S. Dollars in millions, except share and per share data)

Total AerCap Holdings N.V. shareholders' equity	$18,398	$17,192

Ordinary shares outstanding	161,670,164	181,274,006
Unvested restricted stock	(3,985,063)	(4,707,440)
Ordinary shares outstanding (excl. unvested restricted stock)	157,685,101	176,566,566

Book value per ordinary share outstanding (excl. unvested restricted stock)	$116.67	$97.37

Cumulative dividends declared per ordinary share	$2.23	$1.02

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Financial Position

	March 31, 2026	December 31, 2025	% increase/ (decrease) over December 31, 2025
	(U.S. Dollars in millions)

Total cash, cash equivalents and restricted cash	$1,582	$1,480	7%
Total assets	71,421	71,672	—%
Debt	43,042	43,565	(1%)
Total liabilities	53,024	53,348	(1%)
Total AerCap Holdings N.V. shareholders' equity	18,398	18,323	—%

Flight Equipment
As of March 31, 2026, AerCap’s portfolio consisted of 3,569 aircraft, engines and helicopters that were owned, on order or managed. The average age of the company’s owned passenger aircraft fleet as of March 31, 2026 was 7.4 years (5.5 years for new technology aircraft and 15.4 years for current technology aircraft) and the average remaining contracted lease term was 7.1 years.
Dividend
In April 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of June 4, 2026, to shareholders of record of AerCap ordinary shares as of the close of business on May 13, 2026.
Share Repurchase Program
In April 2026, our Board of Directors approved a new share repurchase program authorizing total repurchases of up to $1.0 billion of AerCap ordinary shares through December 31, 2026. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Notes Regarding Financial Information Presented in This Press Release
The financial information presented in this press release is not audited.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The following are definitions of non-GAAP measures and metrics used in this press release. We believe these measures and metrics may further assist investors in their understanding of our performance. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures and metrics and disclosures by other companies.

Adjusted net income / earnings per share, adjusted return on equity and adjusted earnings per share guidance
Adjusted net income is calculated as net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. Adjusted return on equity is calculated by dividing adjusted net income by average shareholders’ equity. Given the relative significance of these items during 2026, we have chosen to present this measure in order to assist investors in their understanding of the changes and trends related to our earnings.

	Three Months Ended March 31, 2026
	Net income	Earnings per share
	(U.S. Dollars in millions, except per share data)

Net income / earnings per share	$818	$4.96

Adjusted for:
Amortization of maintenance rights and lease premium assets recognized under purchase accounting (*)	84	0.51
Income tax effect of above adjustments	(13)	(0.08)

Adjusted net income / earnings per share	$889	$5.39

Average AerCap Holdings N.V. shareholders’ equity	$18,360

Return on equity	18%

Adjusted return on equity	19%

(*) Includes $26 million adjustment to basic lease rents, $37 million adjustment to maintenance revenues and $21 million adjustment to leasing expenses for the three months ended March 31, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Adjusted earnings per share guidance for full-year 2026 is calculated as projected net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting, divided by the weighted average of our projected diluted ordinary shares outstanding.

Projected FY 2026 Net income / Earnings per Share
(U.S. Dollars in billions, except per share data)
Net income	$1.8
Amortization of maintenance rights and lease premium assets recognized under purchase accounting	0.3
Income tax effect of above adjustments	(0.0)
Adjusted net income	$2.0
Adjusted earnings per share	~$14.50
Adjusted debt/equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity.
•Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt.
•Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt.

Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

	March 31, 2026	December 31, 2025
	(U.S. Dollars in millions, except debt/equity ratio)

Debt	$43,042	$43,565

Adjusted for:
Unrestricted cash and cash equivalents	(1,480)	(1,379)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$40,437	$41,061

Equity	$18,398	$18,323

Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,523	$19,448

Adjusted debt/equity ratio	2.1 to 1	2.1 to 1

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Adjusted net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Adjusted net interest margin is calculated as the difference between basic lease rents, excluding the impact of the amortization of lease premium/deficiency recognized under purchase accounting, and interest expense, excluding the impact of the mark-to-market of interest rate derivatives. Annualized net spread is adjusted net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is adjusted net interest margin less depreciation and amortization, expressed as a percentage of average lease assets.
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by average debt balance.

	Three Months Ended March 31,
	2026	2025
	(U.S. Dollars in millions)

Interest expense	$467	$503

Adjusted for:
Mark-to-market on interest rate derivatives	3	(5)
Debt issuance costs, upfront fees and other impacts	(21)	(28)
Interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$448	$470

Average debt balance	$43,800	$46,160

Average cost of debt	4.1%	4.1%

Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance leases and maintenance rights assets.
Aviation assets
Aviation assets include aircraft, engines and helicopters.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

Conference Call
In connection with its report of first quarter 2026 results, management will host a conference call with members of the investment community today, Wednesday, April 29, 2026, at 8:30 am Eastern Time. The call can be accessed live via webcast by AerCap’s website at www.aercap.com under “Investors”, or by dialing (U.S./Canada) +1 646 769 9200 or (International) +353 1 553 8798 and referencing code 2303074 at least 5 minutes before start time.

The webcast replay will be archived in the “Investors” section of the company’s website for one year.

For further information, contact Norah Morgan: +353 1 810 2010 (InvestorRelations@aercap.com).
About AerCap
AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is headquartered in Dublin with offices in Shannon, Memphis, Singapore, Miami, London, Dubai, Shanghai, Amsterdam and other locations around the world.

Forward-Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the impact of the ongoing conflict in the Middle East, and any escalation thereof, as well as instability in Latin America, on the aviation industry or our business; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(U.S. Dollars in thousands, except share data)

	March 31, 2026	December 31, 2025

Assets
Cash and cash equivalents	$1,479,659	$1,379,180
Restricted cash	102,660	100,564
Trade receivables	55,761	48,499
Flight equipment held for operating leases, net	57,246,124	57,796,320
Investment in finance leases, net	1,785,364	1,807,494
Flight equipment held for sale	899,172	1,104,310
Maintenance rights and lease premium, net	1,583,032	1,677,407
Prepayments on flight equipment	4,702,549	4,272,766
Other intangibles, net	112,320	117,789
Deferred tax assets	171,498	172,877
Associated companies	1,361,108	1,315,306
Other assets	1,922,166	1,879,278
Total Assets	$71,421,413	$71,671,790

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,816,452	$1,897,392
Accrued maintenance liability	3,629,904	3,534,388
Lessee deposit liability	1,244,869	1,185,033
Debt	43,041,681	43,565,321
Deferred tax liabilities	3,290,774	3,166,165
Total Liabilities	53,023,680	53,348,299

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2026 and December 31, 2025; 174,043,739 and 179,043,739 ordinary shares issued and 161,670,164 and 166,876,547 ordinary shares outstanding (including 3,985,063 and 4,135,620 shares of unvested restricted stock) as of March 31, 2026 and December 31, 2025, respectively	2,209	2,267
Additional paid-in capital	2,933,560	3,517,963
Treasury shares, at cost (12,373,575 and 12,167,192 ordinary shares as of March 31, 2026 and December 31, 2025, respectively)	(1,592,237)	(1,467,321)
Accumulated other comprehensive loss	(17,560)	(50,210)
Accumulated retained earnings	17,071,552	16,320,581
Total AerCap Holdings N.V. shareholders' equity	18,397,524	18,323,280
Non-controlling interest	209	211
Total Equity	18,397,733	18,323,491

Total Liabilities and Equity	$71,421,413	$71,671,790

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(U.S. Dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025

Revenues and other income
Lease revenue:
Basic lease rents	$1,682,151	$1,649,061
Maintenance rents and other receipts	190,341	146,491
Total lease revenue	1,872,492	1,795,552
Net gain on sale of assets	290,520	176,918
Other income	78,715	104,562
Total Revenues and other income	2,241,727	2,077,032

Expenses
Depreciation and amortization	639,019	659,735
Asset impairment	5,872	3,240
Interest expense	467,088	502,860
Gain on debt extinguishment	(2,010)	—
Leasing expenses	110,229	80,745
Selling, general and administrative expenses	126,292	113,101
Total Expenses	1,346,490	1,359,681

Loss on investments at fair value	(926)	(1,395)

Income before income taxes and income of investments
accounted for under the equity method	894,311	715,956

Income tax expense	(138,618)	(110,973)
Equity in net earnings of investments accounted for under the equity method	62,434	37,878

Net income	$818,127	$642,861

Net loss (income) attributable to non-controlling interest	2	(1)

Net income attributable to AerCap Holdings N.V.	$818,129	$642,860

Basic earnings per share	$5.06	$3.58
Diluted earnings per share	$4.96	$3.48

Weighted average shares outstanding - basic	161,633,204	179,521,844
Weighted average shares outstanding - diluted	164,895,113	184,605,431

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

AerCap Holdings N.V. Reports Record Financial Results for the First Quarter 2026, Raises 2026 Guidance and Announces New $1.0 Billion Share Repurchase Program

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2026	2025

Net income	$818,127	$642,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	639,019	659,735
Asset impairment	5,872	3,240
Amortization of debt issuance costs, debt discount, debt premium and lease premium	41,191	47,185
Maintenance rights write-off	57,908	16,034
Maintenance liability release to income	(41,365)	(45,528)
Net gain on sale of assets	(290,520)	(176,918)
Deferred tax expense	120,630	97,235
Share-based compensation	31,632	27,256
Collections of finance leases	151,402	83,260
Loss on investments at fair value	926	1,395
Gain on debt extinguishment	(2,010)	—
Other	(44,312)	(25,834)
Changes in operating assets and liabilities:
Trade receivables	(8,239)	9,833
Other assets	(36,064)	36,823
Accounts payable, accrued expenses and other liabilities	(12,470)	(41,540)
Net cash provided by operating activities	1,431,727	1,335,037

Purchase of flight equipment	(701,145)	(1,310,617)
Proceeds from sale or disposal of assets	1,308,072	520,281
Prepayments on flight equipment	(800,487)	(1,190,217)
Other	10,319	(24,625)
Net cash used in investing activities	(183,241)	(2,005,178)

Issuance of debt	1,837,812	1,930,469
Repayment of debt	(2,357,478)	(1,030,659)
Debt issuance and extinguishment costs paid, net of debt premium received	(17,232)	(19,751)
Maintenance payments received	247,932	223,184
Maintenance payments returned	(58,497)	(39,891)
Security deposits received	272,821	99,983
Security deposits returned	(262,847)	(60,901)
Repurchase of shares and tax withholdings on share-based compensation	(744,211)	(562,311)
Dividends paid on ordinary shares	(64,904)	(5,595)
Net cash (used in) provided by financing activities	(1,146,604)	534,528

Net increase (decrease) in cash, cash equivalents and restricted cash	101,882	(135,613)
Effect of exchange rate changes	693	3,324
Cash, cash equivalents and restricted cash at beginning of period	1,479,744	1,401,582
Cash, cash equivalents and restricted cash at end of period	$1,582,319	$1,269,293

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com